UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010.
Commission File Number: 001-31221
Total number of pages: 11

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: August 4, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	Report filed on August 4, 2010 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2010 and MARCH 31, 2010

	Millions of yen
	June 30, 2010	March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥488,211	¥357,715
Short-term investments	211,161	403,010
Accounts receivable	785,489	838,226
Allowance for doubtful accounts	(15,173)	(15,633)
Credit card receivables	139,160	126,009
Inventories	158,301	141,277
Deferred tax assets	87,337	100,545
Prepaid expenses and other current assets	117,201	109,829

Total current assets	1,971,687	2,060,978

Property, plant and equipment:
Wireless telecommunications equipment	5,498,248	5,478,833
Buildings and structures	833,358	830,921
Tools, furniture and fixtures	517,669	516,084
Land	199,131	199,018
Construction in progress	97,435	83,608
Accumulated depreciation and amortization	(4,562,448)	(4,500,874)

Total property, plant and equipment, net	2,583,393	2,607,590

Non-current investments and other assets:
Investments in affiliates	590,014	578,095
Marketable securities and other investments	138,084	151,026
Intangible assets, net	635,895	628,691
Goodwill	198,429	198,436
Other assets	254,555	257,911
Deferred tax assets	280,691	274,048

Total non-current investments and other assets	2,097,668	2,088,207

Total assets	¥6,652,748	¥6,756,775

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥186,709	¥180,716
Short-term borrowings	73	78
Accounts payable, trade	556,175	632,437
Accrued payroll	40,105	54,580
Accrued interest	1,137	995
Accrued income taxes	87,129	185,890
Other current liabilities	169,093	133,466

Total current liabilities	1,040,421	1,188,162

Long-term liabilities:
Long-term debt (exclusive of current portion)	423,239	429,553
Accrued liabilities for point programs	152,257	151,628
Liability for employees’ retirement benefits	140,397	138,447
Other long-term liabilities	200,794	186,539

Total long-term liabilities	916,687	906,167

Total liabilities	1,957,108	2,094,329

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,381,807	3,347,830
Accumulated other comprehensive income (loss)	(37,303)	(37,379)
Treasury stock, at cost	(381,363)	(381,363)
Total NTT DOCOMO, INC. shareholders’ equity	4,669,930	4,635,877
Noncontrolling interests	25,710	26,569

Total equity	4,695,640	4,662,446

Commitments and contingencies

Total liabilities and equity	¥6,652,748	¥6,756,775

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2009 and 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2010
Operating revenues:
Wireless services	¥941,795	¥943,896
Equipment sales	142,959	145,348

Total operating revenues	1,084,754	1,089,244

Operating expenses:
Cost of services (exclusive of items shown separately below)	219,331	222,191
Cost of equipment sold (exclusive of items shown separately below)	190,826	184,513
Depreciation and amortization	169,005	158,050
Selling, general and administrative	253,773	283,972

Total operating expenses	832,935	848,726

Operating income	251,819	240,518

Other income (expense):
Interest expense	(1,614)	(1,327)
Interest income	318	357
Other, net	(3,059)	1,011

Total other income (expense)	(4,355)	41

Income before income taxes and equity in net income (losses) of affiliates	247,464	240,559

Income taxes:
Current	89,531	89,666
Deferred	10,712	7,396

Total income taxes	100,243	97,062

Income before equity in net income (losses) of affiliates	147,221	143,497

Equity in net income (losses) of affiliates, net of applicable taxes	821	(912)

Net income	148,042	142,585

Less: Net (income) loss attributable to noncontrolling interests	(665)	(433)

Net income attributable to NTT DOCOMO, INC.	¥147,377	¥142,152

Net income	¥148,042	¥142,585
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	10,462	(8,957)
Change in fair value of derivative instruments, net of applicable taxes	(27)	(25)
Foreign currency translation adjustment, net of applicable taxes	8,887	9,100
Pension liability adjustment, net of applicable taxes	149	(36)

Total other comprehensive income (loss)	19,471	82

Comprehensive income	167,513	142,667

Less: Comprehensive (income) loss attributable to noncontrolling interests	(681)	(439)

Comprehensive income attributable to NTT DOCOMO, INC.	¥166,832	¥142,228

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,529.16	¥3,416.64

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2009 and 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2010
Cash flows from operating activities:
Net income	¥148,042	¥142,585
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	169,005	158,050
Deferred taxes	11,225	6,582
Loss on sale or disposal of property, plant and equipment	5,620	2,971
Equity in net (income) losses of affiliates	(1,306)	1,705
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	8,911	52,737
Increase / (decrease) in allowance for doubtful accounts	406	(460)
(Increase) / decrease in credit card receivables	(8,949)	(8,039)
(Increase) / decrease in inventories	(50,888)	(17,024)
(Increase) / decrease in prepaid expenses and other current assets	(11,634)	(6,047)
(Increase) / decrease in non-current installment receivable for handsets	9,214	(733)
Increase / (decrease) in accounts payable, trade	4,303	(34,929)
Increase / (decrease) in accrued income taxes	(152,187)	(98,761)
Increase / (decrease) in other current liabilities	17,792	34,324
Increase / (decrease) in accrued liabilities for point programs	5,175	629
Increase / (decrease) in liability for employees’ retirement benefits	2,532	1,950
Increase / (decrease) in other long-term liabilities	8,370	12,392
Other, net	(11,095)	(6,618)

Net cash provided by operating activities	154,536	241,314

Cash flows from investing activities:
Purchases of property, plant and equipment	(123,547)	(113,936)
Purchases of intangible and other assets	(91,400)	(75,760)
Purchases of non-current investments	(2,309)	(2,216)
Proceeds from sale of non-current investments	0	447
Acquisitions of new subsidiaries, net of cash acquired	(24,900)	—
Purchases of short-term investments	(1,662)	(160,577)
Redemption of short-term investments	4,843	282,431
Proceeds from redemption of short-term bailment for consumption to a related party	—	70,000
Other, net	(3,204)	(2,697)

Net cash used in investing activities	(242,179)	(2,308)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	—
Proceeds from short-term borrowings	137,949	105
Repayment of short-term borrowings	—	(109)
Principal payments under capital lease obligations	(919)	(943)
Dividends paid	(98,061)	(106,144)
Other, net	372	(1,243)

Net cash provided by (used in) financing activities	24,341	(108,334)

Effect of exchange rate changes on cash and cash equivalents	947	(176)

Net increase (decrease) in cash and cash equivalents	(62,355)	130,496
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥537,193	¥488,211

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes refunds	¥27	¥3
Cash paid during the period for:
Interest, net of amount capitalized	1,453	1,187
Income taxes	241,612	188,401

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Recent accounting pronouncements—
In October 2009, Financial Accounting Standards Board issued Accounting Standards Update 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU2009-13”). ASU2009-13 will require allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. ASU2009-13 is effective for fiscal years beginning on or after June 15, 2010. DOCOMO is currently evaluating the impact of adopting ASU2009-13 on DOCOMO’s result of operations and financial position.
(2) Reclassifications—
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the three months ended June 30, 2010.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 18, 2010, the shareholders approved cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2010, which were declared by the board of directors on April 28, 2010. The source of dividends was “Retained earnings”. DOCOMO started to pay the dividends on June 21, 2010.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.
Issued shares and treasury stock —
The changes in the number of issued shares and treasury stock were as follows.
DOCOMO has not issued shares other than shares of its common stock.

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2009	43,950,000	2,190,193

As of June 30, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065

Retirement of treasury stock	(160,000)	(160,000)
As of March 31, 2010	43,790,000	2,184,258

As of June 30, 2010	43,790,000	2,184,258

The general meeting of shareholders approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the general		be repurchased	repurchase
meeting of shareholders	Term of repurchase	(Shares)	(Millions of yen)
June 20, 2008	June 21, 2008 - June 20, 2009	900,000	¥150,000
The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the meeting of the		be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)
November 9, 2009	November 10, 2009 - November 30, 2009	160,000	¥20,000
DOCOMO did not repurchase shares for the three months ended June 30, 2009 and 2010.
Per share data —
Per share data is as follows:

	Yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,529.16	¥3,416.64

	Yen
	June 30, 2010	March 31, 2010
NTT DOCOMO, INC. shareholders’ equity per share	¥112,242.44	¥111,423.97

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment information:
The operating segments reported below are those for which segment-specific financial information is available. DOCOMO’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S.GAAP.
DOCOMO has two operating segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.
Segment information is as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2009	business	businesses	Consolidated
Operating revenues	¥1,057,893	¥26,861	¥1,084,754
Operating expenses	802,662	30,273	832,935

Operating income (loss)	¥255,231	¥(3,412)	¥251,819

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,054,016	¥35,228	¥1,089,244
Operating expenses	812,046	36,680	848,726

Operating income (loss)	¥241,970	¥(1,452)	¥240,518

DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
5. Contingencies:
Litigation —
As of June 30, 2010, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. U.S.GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 — unobservable inputs for the asset or liability
DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at June 30, 2010 and March 31, 2010 were as follows:

	Millions of yen
	June 30, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥49,456	¥49,456	¥—	¥—
Equity securities (foreign)	74,163	74,163	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	123,623	123,623	—	—

Derivatives
Interest rate swap agreements	2,986	—	2,986	—

Total derivatives	2,986	—	2,986	—

Total assets	¥126,609	¥123,623	¥2,986	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,952	¥—	¥1,952	¥—

Total derivatives	1,952	—	1,952	—

Total liabilities	¥1,952	¥—	¥1,952	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	March 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥53,029	¥53,029	¥—	¥—
Equity securities (foreign)	83,598	83,598	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	136,631	136,631	—	—

Derivatives
Interest rate swap agreements	3,297	—	3,297	—

Total derivatives	3,297	—	3,297	—

Total assets	¥139,928	¥136,631	¥3,297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥108	¥—	¥108	¥—
Foreign currency option contracts	1,552	—	1,552	—

Total derivatives	1,660	—	1,660	—

Total liabilities	¥1,660	¥—	¥1,660	¥—

There were no significant transfers between Level 1 and Level 2.
Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.
Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.
DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
7. Subsequent event:
There had been no significant subsequent event to be disclosed that occurred subsequent to the balance sheet date through the date when the accompanying quarterly consolidated financial statements were issued.